J. Nixon Fox nfox@velaw.com
Tel 512.542.8427 Fax 512.236.3216

December 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Mark P. Shuman

Re:	Perficient, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-138602

Dear Mr. Shuman:

On behalf of Perficient, Inc. (the “Company”), we have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement. Amendment No. 1 reflects all changes made to the Registration Statement. In this letter we submit the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the comment letter dated December 8, 2006 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff exactly as it appears in the Comment Letter and provided the Company’s response below.

Prospectus Cover Page

1.
We note that you have several prior registration statements outstanding. In the interest of simplified disclosure, please consider the application of Rule 429 under the Securities Act. In this regard, you may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offerings. Absent the use of Rule 429, please revise your prospectus cover page to reference all concurrent offerings.

The Company has elected not to combine the prospectuses of its outstanding registration statements and has revised the prospectus cover page included in the Registration Statement in response to this comment. Please note that prior to the filing of Amendment No. 1, the Company has filed a request to withdraw its registration statement on Form S-3 (File No. 333-100490) registering the resale of 2,166,500 shares of its common stock by 2M Technology Ventures, L.P. and, consequently, has removed references to such registration statement from Amendment No. 1.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	2801 Via Fortuna, Suite 100, Austin, Texas 78746-7568 Tel 512.542.8400 Fax 512.542.8612 www.velaw.com

Securities and Exchange Commission December 20, 2006 Page 2

Selling Stockholders

2.
We note that, in the cases of the Digital Consulting & Software Services, Insolexen and Vivare transactions, you are not registering all of the shares issued in the transaction. Please briefly discuss why you propose to register a portion of the shares that were issued.

The 74,308 shares of the Company’s common stock that were issued in the acquisition of the Energy, Government and General Business unit (the “EGG Unit”) of Digital Consulting & Software Services, Inc. that are not registered under the Registration Statement are held by employees of the Company who have agreed not to transfer such shares of common stock for a period of nine years from the closing of the acquisition of the EGG Unit. These transfer restrictions lapse under certain circumstances prior to the end of such nine-year period but the Company anticipates that Rule 144 will be available for the resale of such shares in the event the restrictions lapse prior to the end of such period. Because the Company is required under the Asset Purchase Agreement governing the acquisition of the EGG Unit to register for resale only the shares of the Company’s common stock held by Digital Consulting & Software Services, Inc., and it is anticipated that an exemption from registration will be available for the resale of the remainder of the shares, only the 433,074 shares held by Digital Consulting & Software Services, Inc. are included in the Registration Statement.

The 76,009 shares of the Company’s common stock that were issued in the acquisition of Insolexen Corp. that are not registered under the Registration Statement are currently held in escrow by Continental Stock Transfer & Trust Company until May 31, 2009 pursuant to the Escrow Agreement dated as of May 31, 2006 among Perficient, Inc., HSU Investors, LLC, Hari Madamalla and Continental Stock Transfer & Trust Company (the “Insolexen Escrow Agreement”). The Company anticipates that Rule 144 will be available for the resale of such shares at the time they are released to the selling stockholders. Because the Company is required under the Agreement and Plan of Merger governing the acquisition of Insolexen Corp. to register for resale only the shares of the Company’s common stock not held in escrow under the Insolexen Escrow Agreement, and it is anticipated that an exemption from registration will be available for the resale of the shares released from escrow in May 2009, the 76,009 shares of the Company’s common stock held in escrow under the Insolexen Escrow Agreement have not been included in the Registration Statement.

The Company has previously registered for resale 158,857 shares of the Company’s common stock issued in the acquisition of Vivare, LP under its registration statement on Form S-3, SEC File No. 333-129054. Other than the shares included in the Registration Statement, the remainder of the shares are held by employees of the Company who have agreed not to transfer such shares of common stock for a period of three years from the closing of the acquisition of Vivare, LP, at which time the Company anticipates that Rule 144 will be available for the resale of such shares. Gupreet Kohli and Donna Stark terminated their employment in connection with the acquisition of Vivare, LP by the Company and the shares of the Company’s common stock held by them are not subject to any transfer restrictions. Mr. Kohli and Ms. Stark requested that the resale of their shares be registered and the Company agreed to such request and has included such shares in the Registration Statement. Because the Company was not required under the Asset Purchase Agreement governing the acquisition of Vivare, LP, to register the resale of any other shares issued in the acquisition of Vivare, LP, they have not been included in this Registration Statement or the registration statement on Form S-3 under SEC File No. 333-129054.

Securities and Exchange Commission December 20, 2006 Page 3

3.
Please identify the natural person(s) who exercise voting and/or dispositive power over the shares being offered by Digital Consulting & Software Services. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Registration S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

The Company has complied with this comment with additional disclosure in note (1) to the selling stockholder table.

4.
Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

The Company has complied with this comment with the addition of the new third paragraph under the selling stockholder table.

5.
We note your reference to the Insolexen escrow agreement in footnotes (2) to (4) to your selling stockholders table. We further note your subsequent discussion of the Bay Street and EGG escrow agreements. Please advise us why a similar discussion has not otherwise been afforded to the Insolexen Escrow Agreement. Please revise as appropriate. Please further provide us your analysis as to why such escrow agreements are not required to be filed pursuant to Items 601(b)(2) or (10)(i) of Regulations S-K. Please also confirm that any shares returned to the issuer from escrow to satisfy indemnification obligations will be deregistered.

As described above in response to Item 2, the shares held in escrow under the Insolexen Escrow Agreement are not included in the shares offered under the Registration Statement, however, the shares held in escrow under the Bay Street and EGG Escrow Agreements are included in the shares offered under the Registration Statement. Consequently, it was necessary to disclose that some of the shares offered by the Bay Street and EGG selling stockholders may be returned to the Company in satisfaction of certain indemnification obligations and, therefore, no longer offered pursuant to the prospectus. Because the shares held under the Insolexen Escrow Agreement are not currently offered pursuant to the prospectus, a discussion of the Insolexen Escrow Agreement similar to the discussions of the Bay Street and EGG Escrow Agreements was not required.

Securities and Exchange Commission December 20, 2006 Page 4

The Bay Street and EGG Escrow Agreements have been included as Exhibits to the enclosed Amendment No. 1.

On behalf of the Company, we confirm that any shares returned to the Company from the Bay Street and EGG escrows to satisfy indemnification obligations will be deregistered.

Item 17. Undertakings

6.	Item 512 of Regulation S-K was recently amended pursuant to Release No. 33-8591. Please revise to include all necessary undertakings.

 The Company has complied with this comment with modifications to undertakings (a) and (d) and the deletion of undertakings (f) and (g).

To assist the staff in its review of Amendment No. 1, two copies of such document and this letter are being delivered to you.

If any member of the staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Amendment No. 1, please contact the undersigned at 512.542.8427 or Beth Ann Dranguet at 512.542.8595.

Very truly yours,

/s/ J. Nixon Fox III

J. Nixon Fox III

cc:	Daniel Lee, Securities and Exchange Commission
John T. McDonald; Perficient, Inc.
Paul E. Martin; Perficient, Inc.